Exhibit 99.1

ENTRÉE RESOURCES ANNOUNCES FISCAL YEAR 2022 RESULTS and REVIEWS CORPORATE HIGHLIGHTS

VANCOUVER, BC, March 31, 2023 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) - the "Company" or "Entrée") has today filed its annual operational and financial results for the year ended December 31, 2022. All numbers are in U.S. dollars unless otherwise noted.

2022 HIGHLIGHTS

Oyu Tolgoi Underground Development Update
The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. Updates on underground development were provided on February 15, 2023, March 13, 2023 and January 17, 2023, and November 14, 2022, by OTLLC, Rio Tinto and Turquoise Hill Resources Ltd. ("Turquoise Hill"), respectively.

•	On March 13, 2023, Rio Tinto announced the commencement of underground production from Oyu Tolgoi Lift 1 Panel 0 on the Oyu Tolgoi mining licence. 30 draw bells have been blasted and copper is now being produced from the underground mine. Production will ramp up over the coming years, with Oyu Tolgoi expected to become the fourth largest copper mine in the world by 2030.
•	The Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tonnes per day from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.
•	Workforce numbers are now at full capacity. The total Oyu Tolgoi workforce currently comprises ~20,000 people, of which 97% are Mongolian.
•	Underground construction progress was at 82% complete at year end and there have been no changes to key project milestone dates since the 2022 cost and schedule update.
•	The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022. Shaft 3 is approximately 35% complete with the cumulative sinking level at 413 metres below ground level. Shaft 4 is approximately 45% complete with advancement at 540 metres below ground level. The final depths required for Shafts 3 and 4 are 1,148 metres and 1,149 metres below ground level, respectively. Shaft sinking safety and productivity remain priorities with both aspects continuing to improve. Continued progress on the program is necessary to remain aligned with the 2022 cost and schedule update, which identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. Shafts 3 and 4 are now expected to be commissioned in the first half 2024 and are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day. The first Panel 1 draw bell is currently expected in the first half 2027.
•	Design optimization work for Lift 1 Panel 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. The Lift 1 Panel 1 design optimization study remains on track for completion in the first half 2023 and will incorporate any ventilation-related impacts resulting from Shaft 3 and 4 delays.
•	On December 16, 2022, Rio Tinto plc and Rio Tinto International Holdings Limited closed a plan of arrangement pursuant to which Rio Tinto acquired the approximately 49% of the issued and outstanding shares of Turquoise Hill that it did not already own for C$43.00 in cash per share. Rio Tinto's stated purpose for the acquisition is to strengthen its copper portfolio and create a simpler and more efficient ownership and governance structure for the Oyu Tolgoi project. Rio Tinto now has, through its wholly owned subsidiary Turquoise Hill, a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

Entrée/Oyu Tolgoi JV Property

•	For Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, the Entrée/Oyu Tolgoi joint venture ("Entrée/Oyu Tolgoi JV") Management Committee approved a 2022 budget with diamond drill holes targeting Hugo North Extension Lifts 1 and 2. The holes were collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint on the Oyu Tolgoi mining licence crossing onto the Entrée/Oyu Tolgoi JV Property. In February 2023, OTLLC reported to the Company that 22 underground holes ranging from 30.8 metres to 568.7 metres were drilled on the Entrée/Oyu Tolgoi JV Property for total drilling, exclusive of metres drilled on the Oyu Tolgoi mining licence, of 4,459.9 metres. In addition, four surface diamond drill holes (including two aborted holes terminated prior to reaching the target due to excessive deviation) totalling 4,366.1 metres, with depths ranging from 280.1 metres to 1,800 metres, were drilled entirely on the Entrée/Oyu Tolgoi JV Property targeting the northern portion of the Hugo North Extension deposit. The Company is still waiting for OTLLC to deliver results from the bulk of the underground holes and all the surface holes. Entrée continues to collate and model data as it is received.
•	OTLLC is planning additional underground and surface drilling for Panel 1 on the Entrée/Oyu Tolgoi JV Property for 2023. Details of the drilling program and budget have yet to be finalized and presented to the Entrée/Oyu Tolgoi JV Management Committee for approval.
•	With the relaxation of COVID-19 related restrictions in Mongolia, exploration drilling programs resumed in 2022.
•	On the Shivee Tolgoi mining licence, six reverse circulation ("RC") holes totalling 1,500 metres and one 800 metre diamond drill hole have been completed at the Ulaan Khud target. In addition, three diamond drill holes totalling 2,200 metres have been completed at the Airstrip target. OTLLC has advised the Company that analytical results are still pending.
•	On the Javhlant mining licence, five RC holes totalling 1,500 metres were planned for each of the Bumbat Ulaan and West Mag targets in 2022. Three RC holes totalling 630 metres (including one hole aborted at 29 metres depth) were completed at the West Mag target and analytical results are still pending; the remaining holes were cancelled following engagement with one of the local herders. The five RC holes planned for the Bumbat Ulaan target were not completed due to the recent commissioning of the Tavan Tolgoi-Gashuunsukhait railway.
•	Geophysical dipole-dipole induced polarization survey work has been completed at the East Au, South East IP, West Mag, East Bumbat Ulaan, and Ductile Shear target areas and will inform future drill testing. Integrated geological-geophysical 3D modeling is also underway for several of the current target areas and a final report is expected to be completed in the first quarter 2023. Proposed mapping and rock-soil sampling programs were cancelled due to inclement weather.
•	OTLLC is in the process of finalizing an exploration program and budget for 2023 for presentation to the Entrée/Oyu Tolgoi JV Management Committee for approval. The program is expected to include both diamond and RC target drilling on the Shivee Tolgoi and Javhlant licences, including deep diamond drilling at the Airstrip, Castle Rock and South East IP targets, and RC drilling at Ulaan Khud.
•	The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.
•	On May 26, 2022, the Company announced it had commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Equity Participation and Earn-in Agreement (the "Earn-in Agreement") with Turquoise Hill dated October 15, 2004, as amended and subsequently assigned to OTLLC and the Joint Venture Agreement appended to the Earn-in Agreement (the "Entrée/Oyu Tolgoi JVA"). The parties have been operating under the terms of the Entrée/Oyu Tolgoi JVA since OTLLC completed its earn-in obligations on the Entrée/Oyu Tolgoi joint venture property in Mongolia in 2008. Both Turquoise Hill and OTLLC are respondents to the arbitration proceedings. The commencement of arbitration proceedings followed protracted discussions with Rio Tinto and OTLLC to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or performance of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA. While the Company remains committed to seeking a commercial resolution with Rio Tinto and OTLLC and the parties continue to make progress, the Company's Board of Directors concluded that given the risks inherent with the existing structure, the already lengthy discussions between the parties, and the long lead-time to any arbitration award, it was in the Company's best interests to commence proceedings to enforce the Earn-in Agreement and Entrée/Oyu Tolgoi JVA. A three-member Tribunal has now been appointed and a merits hearing has been set for April 2024. The Company will provide updates on the arbitration as developments warrant.

Corporate

•	For the 2022 fiscal year, the operating loss was $3.6 million compared to $3.0 million in 2021.
•	For the 2022 fiscal year, the operating cash outflow before changes in non-cash working capital items was $2.4 million compared to operating cash outflow before changes in non-cash working capital items of $2.1 million in 2021.
•	As at December 31, 2022, the cash balance was $6.4 million and the working capital balance was $6.4 million.

OUTLOOK AND STRATEGY

Entrée's primary objective is to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as contemplated by the Entrée/Oyu Tolgoi JVA, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings. The Company is also advancing discussions with Erdenes Oyu Tolgoi LLC regarding a potential acquisition by the Government of Mongolia of 34% of the Company's economic interest in the Entrée/Oyu Tolgoi JV Property in connection with the transfer of the licences. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

As previously disclosed by the Company, the contract area defined in the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill (the "Oyu Tolgoi Investment Agreement") includes the Javhlant and Shivee Tolgoi mining licences. However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, the Company was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill, and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require the Company to agree to certain concessions, including with respect to Entrée's economic interest in the Entrée/Oyu Tolgoi JV Property.

The Company believes that amending or restructuring the Entrée/Oyu Tolgoi JVA to align the interests of all stakeholders, transferring the licences to OTLLC as contemplated by the Entrée/Oyu Tolgoi JVA, and resolving outstanding issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement would be in the best interests of all stakeholders, provided there is no material net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

SUMMARY OF OPERATING RESULTS

Operating Loss

During the year ended December 31, 2022, the Company's operating loss was $3.6 million compared to $3.0 million and $2.3 million for the years ended December 31, 2021 and 2020, respectively.

Project expenditures in 2022 and 2021 included expenditures for professional and advisory fees related to advancing potential restructuring of or amendments to the Entrée/Oyu Tolgoi JVA. Holding costs on all other properties were insignificant.

General and administration expenditures in 2022 was $1.9 million compared to $1.6 million and $1.4 million in 2021 and 2020, respectively. The increase in 2022 was due to higher regulatory costs and inflationary cost increases.

Depreciation expense in 2022 was consistent with 2021 and 2020.

Non-operating Items
The foreign exchange loss in 2022 was primarily the result of movements between the C$ and US dollar as the Company holds its cash in both currencies and the loan payable is denominated in US dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm Gold Ltd. stream.

The total assets as at December 31, 2022 were lower than at December 31, 2021 due to a lower cash balance from operating activities. Total non-current liabilities have increased since December 31, 2021 due to recording the non-cash deferred revenue finance costs each year.

The Company's Annual Financial Statements and Management's Discussion and Analysis ("MD&A"), and Annual Information Form are available on the Company's website at www.EntreeResourcesLtd.com and on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F ("Annual Report") has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is available on the Company's website at www.EntreeResoucesLtd.com and on EDGAR at www.sec.gov. Shareholders can receive a hard copy of the Company's audited Annual Financial Statements upon request.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of October 8, 2021, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects - the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Horizon Copper Corp. and Rio Tinto are major shareholders of Entrée, beneficially holding approximately 25% and 16% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the Company's plans to continue discussions with OTLLC and Rio Tinto regarding a potential restructuring or amendment of the Entrée/Oyu Tolgoi JVA; the Company's plans to advance discussions with the Government of Mongolia regarding a potential acquisition by the Government of Mongolia of 34% of the Company's economic interest in the Entrée/Oyu Tolgoi JV Property; the Company's ability to transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement; the expectations set out in OTLLC's 2020 Oyu Tolgoi Mongolian Statutory Study and the Company's 2021 Technical Report on its interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of the first Panel 1 draw bell on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between OTLLC and Rio Tinto and the Government of Mongolia and Erdenes Oyu Tolgoi LLC with respect to the continued operation and development of Oyu Tolgoi; the re-design study for Hugo North (including Hugo North Extension) Lift 1 Panel 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company's business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, Rio Tinto, and OTLLC on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée's interest in the Entrée/Oyu Tolgoi JV Property; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; the commencement and conclusion of arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the potential benefits, timing and outcome of negotiations with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; that the Company will continue to have timely access to detailed technical, financial, and operational information about the Entrée/Oyu Tolgoi JV Property, the Oyu Tolgoi project, and government relations to enable the Company to properly assess, act on, and disclose material risks and opportunities as they arise; local and global economic conditions and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée's relationship and interaction with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; and the Company's ability to operate sustainably, its community relations, and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Rio Tinto, Erdenes Oyu Tolgoi LLC and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the continuation of undercutting on the Oyu Tolgoi mining licence in accordance with the Panel 0 mine plan and design; the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC's ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures, including the ability to access detailed technical, financial and operational information; risks related to the Company's significant shareholders, and whether they will exercise their rights or act in a manner that is consistent with the best interests of the Company and its other shareholders; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto or OTLLC and by government stakeholders or authorities including Erdenes Oyu Tolgoi LLC and the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2022, dated March 31, 2023 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 08:00e 31-MAR-23